Exhibit 99.1

Mayfair Gold Presents the Initial Results from the 2025 Grade Control

Drilling Program at the Fenn-Gib Project

VANCOUVER, British Columbia, 11 February 2026 – Mayfair Gold Corp. (“Mayfair”, “Mayfair Gold”, or the “Company”) (TSX-V: MFG; NSYE: MINE) is pleased to announce the initial results from the tight-spaced, grade control drilling program (“Grade Control Program” or “Program”) at the Fenn-Gib Project in Northern Ontario.

Nick Campbell, CEO of Mayfair Gold commented, “These initial results increase our confidence in the highest-grade, early years of the Fenn-Gib mine. While preliminary, they indicate potential for positive grade reconciliation, support the PFS early-year assumptions, and are providing important data to advance project financing. Remaining assays are expected in Q1 2026.”

The Grade Control Program comprised 56 diamond drill holes totaling approximately 4,200 metres. All holes were drilled vertically on a 10 m x 10 m spacing pattern to a target depth of 75 metres. The program was completed within the core of the Phase 1 starter pit and represents roughly one million tonnes of material anticipated to form part of the initial plant feed once construction is complete.

The objective of the program was to simulate grade control drilling and provide additional data to support delineation of the near-surface portion of the orebody. This news release reports results from 36 of the 56 drill holes; assays for the remaining holes are pending.

These results are considered interim in nature until all data from the complete Program is received and all QAQC results have been verified. No conclusions are being drawn currently regarding potential impacts on the overall mineral resource estimate or mine plan. In addition, the drill results disclosed herein were not incorporated into the Company’s 2026 Pre-Feasibility Study, published on 8 January 2026 and titled “Fenn-Gib Project: NI 43101 Technical Report and Pre-Feasibility Study.” A copy of the technical report is available under the Company’s profile on SEDAR+.

According to Jean-Francois Metail, Mayfair’s Mineral Resource consultant, “In these interim results, the grade control program is already providing a high level of confidence in the block model within the starter pit. Just as importantly, it is generating critical, mining-scale information on ore geometry, dilution, and potential ore loss that will be hugely useful as the operation moves toward start-up and early production.”

The objectives of the Grade Control Program were to:

•	Validate near-surface grade distribution and ore geometry using closely spaced grade-control drilling

•	Compare drilling results directly against the existing resource block model to assess local grade variability

•	Improve definition of ore–waste boundaries to support efficient mining (i.e., reduce dilution and metal-loss in both planning and operations)

•	Increase confidence in grades and production during the ramp-up and early years of operations

•	Contribute to broader strategy of de-risking the Project following the PFS

•	Enhance confidence for potential lenders as part of the Fenn-Gib project financing

The following figures illustrate the general location of the Program within the initial starter pit

Figure 1: Plan View of Open Pit showing Grade Control Program Area	Figure 2: Isometric view looking north-easterly

Figure 3: Long section, looking north. Stage 1, starter pit outlined. Vertical holes delineate the grade control program drillholes; inclined holes are historic diamond drill holes included in the MRE estimate

(Interim) Grade Control Program Drill Data

The data presented provides a direct comparison between the intervals drilled during the Grade Control Program and those predicted by the current mineral resource block model.

Figure 1: Comparison of Grade Control and Block Model Results

(1)	(2)		(3)	(4)		(5)
Hole-ID	Grade Control Program		Block Model	Grade Control Program		Block Model
	Total Length (m)	Au Capped (g/t)	Au (g/t)	Length (m)	Au Capped (g/t)	Length (m)	Au (g/t)
	Au > 0.0 g/t			Au >= 0.80
MRE-FG25-001	63	0.93	1.14	24	1.78	39	1.53
MRE-FG25-002	70	1.42	1.23	37	2.21	52	1.49
MRE-FG25-003	64	1.54	1.07	43	2.06	41	1.35
MRE-FG25-004	66	1.02	1.18	41	1.42	41	1.65
MRE-FG25-005	64	1.17	2.22	35	2.06	51	2.63
MRE-FG25-006	64	0.92	1.23	15	2.22	46	1.58
MRE-FG25-007	63	0.99	1.51	31	1.47	46	1.93
MRE-FG25-008	62	0.90	0.95	11	2.78	36	1.24
MRE-FG25-009	63	0.89	1.00	31	1.32	36	1.45
MRE-FG25-010	66	1.08	1.14	31	1.86	41	1.52
MRE-FG25-011	66	0.74	1.20	25	1.24	46	1.45
MRE-FG25-012	65	1.42	0.92	26	2.92	41	1.22
MRE-FG25-013	64	2.54	0.92	36	4.16	46	1.07
MRE-FG25-014	65	1.75	1.51	51	2.13	46	1.97
MRE-FG25-015a	62	0.90	1.41	25	1.58	51	1.61
MRE-FG25-016	66	0.91	1.25	31	1.47	51	1.48
MRE-FG25-017	66	0.71	1.07	25	1.09	46	1.27
MRE-FG25-018	66	1.46	1.15	36	2.32	51	1.32
MRE-FG25-019	64	0.84	1.72	31	1.32	51	1.99
MRE-FG25-020	64	0.93	1.55	31	1.56	41	2.16
MRE-FG25-021	65	1.60	1.37	35	2.57	55	1.51
MRE-FG25-022	64	1.39	1.59	43	1.78	64	1.59
MRE-FG25-023	66	0.81	1.45	25	1.32	51	1.70
MRE-FG25-024	66	2.02	1.64	50	2.60	61	1.71
MRE-FG25-025	66	3.09	2.08	51	3.83	51	2.55
MRE-FG25-026	66	0.93	1.00	35	1.29	51	1.13
MRE-FG25-027	66	1.40	2.01	56	1.53	56	2.25
MRE-FG25-028	66	1.50	1.84	45	1.93	61	1.93
MRE-FG25-029a	66	1.51	1.38	45	1.96	66	1.38
MRE-FG25-030	66	1.21	1.49	35	1.85	56	1.64
MRE-FG25-031	66	1.92	1.24	56	2.14	61	1.28
MRE-FG25-032	66	4.25	1.98	56	4.92	56	2.23
MRE-FG25-033	66	2.25	2.17	61	2.37	61	2.31
MRE-FG25-035	66	3.02	1.52	51	3.80	41	2.00
MRE-FG25-036	66	1.51	1.16	40	2.11	50	1.29
MRE-FG25-041	66	1.24	0.90	45	1.54	36	1.21

Total	2,355	1.47	1.40	1358	2.21	1788	1.68

NOTE: All grade data based on 5m composites, thereby allowing for comparing of Grade Control Program diamond drill holes to the 5m resource block model

How to read the table and data format:

•

Each row shows one 75m vertical drill hole from the grade-control program and compares what the assayed grades against the 2026 PFS resource block model grade along the same path. The data is summarized into 5-metre composites to allow for direct comparison against the 5m resource model block height.

•

Comparing the in-rock portion of the drilled holes (column (2)) against the average grade reported over the same interval in the resource block model (Column (3)), the results show a modest increase in average grade (1.47g/t vs 1.40 g/t).

•	When applying a cut-off grade of 0.8 g/t, the program indicates higher grades over somewhat shorter lengths (column (4)) versus the block model (column (5)) (1,358m @ 2.21 g/t vs. 1,788m @ 1.68 g/t).

•

It should be noted that, while the Grade Control Program reports higher average grades over shorter mineralized intervals above the 0.8 g/t Au cutoff, the resulting grade–length product is broadly consistent with that predicted by the block model.

No conclusions are to be drawn from the Program until final assay results from the remaining 20 of the 56 drill holes are received and all QA/QC procedures have been completed.

QA/QC

Mayfair Gold maintains a Quality Assurance/Quality Control (QA/QC) program aligned with NI 43-101 requirements and industry best practices. NQ-size surface drilling was carried out by Black Diamond Drilling of Matheson, Ontario, under the supervision of Mayfair Gold’s exploration team. The drill program includes detailed geological logging and systematic sampling of drill core at Mayfair’s secure facility in Matheson, Ontario.

Drill core selected for analysis was cut longitudinally using a diamond-blade saw. One half of the core was retained in the core box for reference, and the other half was bagged, sealed, and prepared for shipment. Analytical work was completed by Swastika Laboratories Ltd. in Swastika, Ontario. Swastika Laboratories is accredited by the Canadian Association for Laboratory Accreditation Inc. (CALA) and meets the ISO/IEC 17025 standards for gold analysis by fire assay with gravimetric finish and fire assay with flame atomic absorption spectroscopy (FAAS) finish.

Samples were delivered directly to Swastika Laboratories by Mayfair personnel. Samples are crushed to minimum 80% passing 1,700 μm. Samples are then split to obtain a 300–500 g sample using a rotary divider. 300–500 g samples are pulverized to minimum 85% passing 74 μm. Gold assays were completed using a 30-gram fire assay with FAAS finish. Samples returning gold grades greater than 10 g/t were re-assayed using a 30-gram fire assay with gravimetric finish. As part of Mayfair’s QA/QC protocol, one certified reference material (CRM), one coarse blank, and one coarse duplicate sample were inserted into the sequence of every 25 samples. Routine third-party check assays are also performed.

All holes in the program were drilled fully vertical (-90° dip) and true thickness is not estimated.

Additional Disclosure Related to Investor Relations and Communication Advisory Services

The Company previously disclosed agreements with several investor relations and capital markets consultants. As per exchange requirements additional details are being provided herein.

Mayfair has entered into an agreement with Swiss Resource Capital AG (SRC) a Switzerland-based investor relations firm specializing in the resource space. Focusing its efforts in Europe, SRC will assist in messaging, communication, creation and design of materials, non-deal roadshows, virtual campaigns, targeted investor outreach and affiliated media awareness programs. Pursuant to the agreement, the company has agreed to pay a monthly fee of 6,000 CHF per month in arrears for a 12-month term. SRC is an arms-length private company based in Herisau, Switzerland owned and led by CEO Marc Ollinger. Neither SRC or Marc Ollinger have any interest, directly or indirectly, in the securities of the Company.

Mayfair has entered into an agreement with Triomphe Holdings Ltd., doing business as Capital Analytica, a marketing and public awareness company in the mining sector. Capital Analytica will provide digital awareness, monitoring and engagement reporting services. This includes dissemination of company material in an array of social media forums and monitoring of activity, engagement and sentiment. Pursuant to the agreement, the company has agreed to pay $150,000 payable in two tranches for a 6-month term with an option to renew for additional 6-month terms at a rate of $75,000. Capital Analytica is an arms-length company based in Nanaimo, B.C. owned and led by its Founder Jeff French. Capital Analytica does not have any interest, directly or indirectly, in the securities of the Company.

About Mayfair Gold

Mayfair Gold is a Canadian gold development stage company focused on advancing the 100% controlled Fenn-Gib Project in the Timmins region of Northern Ontario. The PFS outlines the potential to develop Fenn-Gib into a new Canadian gold producer for initial development capital of C$450 million, with a base case payback period of 2.7 years and cumulative free cash flow of $896 million over the first six years of production based on a US$3,100/oz gold price. The Company is advancing permitting activities, detailed engineering and stakeholder engagement with the goal of starting construction in 2028 with initial production in 2030.

The content of this news release has been reviewed on behalf of the Company and approved by Drew Anwyll, P.Eng., Chief Operating Officer of Mayfair, a QP as defined in NI 43-101.

Cautionary Note Regarding Forward-Looking Information

This news release contains certain forward-looking information and forward-looking statements within the meaning of applicable securities legislation (collectively “forward-looking Information”). The use of the words “will” and “expected” and similar expressions are intended to identify forward-looking information. This information includes statements that trading is expected to commence on the NYSE American on Tuesday, January 27, 2026, under the symbol “MINE”, concurrent with the start of trading on the NYSE American, the Common Shares will cease trading on the OTCQX. Although Mayfair Gold believes that the expectations reflected in such forward-looking statements and/or information are reasonable, readers are cautioned that actual results may vary from the forward-looking information. The Company has based these forward-looking statements and information on the Company’s current expectations and assumptions about future events including assumptions regarding final listing mechanics. This information also involves known and unknown risks, uncertainties and other factors that may cause actual results or events to differ materially from those anticipated in such forward-looking information, including the risks, uncertainties and other factors identified in the annual information form of the Company for the year ended December 31, 2024, available at www.sedarplus.ca. Furthermore, the forward-looking statements contained in this news release are made as at the date of this news release and Mayfair does not undertake any obligation to publicly update or revise any of these forward-looking statements except as may be required by applicable securities laws.

Neither the TSX Venture Exchange (“TSXV”) nor its Regulation Services Provider (as that term is defined in the policies of the TSXV) accepts responsibility for the adequacy or accuracy of this news release.

For further information, please visit www.mayfairgold.ca or direct enquiries to:

Nicholas Campbell

CEO

Mayfair Gold Corp.

489 McDougall St

Matheson, ON P0K 1N0 Canada

+1 (855) 350-5600

info@mayfairgold.ca